UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Kabushiki Kaisha Shizuoka Ginko
(Name of Subject Company)

The Shizuoka Bank, Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

The Shizuoka Bank, Ltd.
(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

The Shizuoka Bank, Ltd.

Attn: Norimasa Yamamoto

2-1, Kusanagi-kita, Shimizu-ku, Shizuoka City, Shizuoka, 424-8677, Japan

+81-54-345-9161

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached hereto as an exhibit to this form:

Exhibit No.	Description
99.1	Notice of Convocation of the 116th Annual General Meeting of Shareholders, dated May 25, 2022 (English Translation).
99.2	Reference Material for the 116th Annual General Meeting of Shareholders (English Translation).
99.3	Internet Disclosure Matters for Notice of Convocation of the 116th Annual General Meeting of Shareholders (English Translation).

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III - CONSENT TO SERVICE OF PROCESS

(1)	The Shizuoka Bank, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated September 29, 2021.
(2)	Not applicable

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Shizuoka Bank, Ltd.

By:	/s/ Norimasa Yamamoto
Name:	Norimasa Yamamoto
Title:	Executive Officer and General Manager, Corporate Planning Department
Dated:	May 25, 2022